Exhibit 99.1

July 16, 2025

The Manager - Listing

BSE Limited

(BSE: 507685)

The Manager - Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations

NYSE: New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Proceedings of the 79th Annual General Meeting ( “AGM”) of Wipro Limited

We are hereby submitting the summary of proceedings of the 79th AGM of the Company held on Wednesday, July 16, 2025, through video conferencing.

The same will be made available on the Company’s website www.wipro.com

Thanking you.

For Wipro Limited

M Sanaulla Khan

Company Secretary

ENCL: As above

SUMMARY OF PROCEEDINGS OF THE 79TH ANNUAL GENERAL MEETING

The 79th Annual General Meeting (the “AGM”) of the Members of Wipro Limited (the “Company’’) commenced on Wednesday, July 16, 2025 at 9:00 AM IST and concluded at 11:15 AM IST, through video conferencing (“VC”), in compliance with the General circular nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, and 09/2024 dated September 19, 2024 issued by the Ministry of Corporate Affairs and applicable provisions of the Companies Act, 2013 (“Act”) and circular nos. SEBI/HO/CFD/CMD1/CIR/P/2020/79 dated May 12, 2020 and SEBI/HO/CFD/CFD-PoD-2/P/ CIR/2024/133 dated October 3, 2024 issued by the Securities and Exchange Board of India (“SEBI”), and SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”).

The following Directors were present:

Sl. No.	Name of the Director	Designation	Attended through VC from
1	Mr. Rishad A. Premji	Chairman	Wipro Kodathi Campus, Bengaluru, Karnataka, India

2	Mr. Srinivas Pallia	Chief Executive Officer and Managing Director	Wipro Kodathi Campus, Bengaluru, Karnataka, India

3	Mr. Azim H. Premji	Non-Executive Non-Independent Director	Wipro Kodathi Campus, Bengaluru, Karnataka, India

4	Mr. Deepak M. Satwalekar	Independent Director, Chairman of Audit, Risk and Compliance Committee and Administrative and Shareholders / Investors Grievance Committee	Wipro Kodathi Campus, Bengaluru, Karnataka, India

5	Ms. Tulsi Naidu	Independent Director, Chairperson of Nomination and Remuneration Committee	Wipro Kodathi Campus, Bengaluru, Karnataka, India

6	Dr. Patrick J. Ennis	Independent Director	Wipro Kodathi Campus, Bengaluru,Karnataka, India

7	Mr. Patrick Dupuis	Independent Director	Wipro Kodathi Campus, Bengaluru, Karnataka, India

8	Ms. Paivi Rekonen	Independent Director	Wipro Kodathi Campus, Bengaluru, Karnataka, India

9	Mr. N. S. Kannan	Independent Director	Wipro Kodathi Campus, Bengaluru, Karnataka, India

In attendance:

Sl. No.	Name of the Officials	Designation	Attended through VC from
1	Ms. Aparna Iyer	Chief Financial Officer	Wipro Kodathi Campus, Bengaluru, Karnataka, India
2	Mr. M. Sanaulla Khan	Company Secretary	Wipro Kodathi Campus, Bengaluru, Karnataka, India
3	Mr. Anand Subramanian	Partner, Deloitte Haskins and Sells LLP, Statutory Auditor	Bengaluru, Karnataka, India
4	Mr. Pradeep B Kulkarni	Partner, V Sreedharan & Associates, Secretarial Auditor and Scrutinizer	Bengaluru, Karnataka, India

Members Present: 114 Members attended through video conferencing.

Pursuant to Article 96 of the Articles of Association of the Company, Mr. Rishad A. Premji, being the Chairman of the Board, took the chair and conducted the proceedings of the Meeting after ascertaining that the requisite quorum was present. He introduced the members of the Board and other officials present at the meeting.

The Chairman thereafter requested Mr. M. Sanaulla Khan, Company Secretary, to brief the Members regarding the arrangements made for the meeting. The Company Secretary informed the Members that the meeting is being held through video conferencing in accordance with the circulars and guidelines issued by Ministry of Corporate Affairs and SEBI. He further informed that the Company has enabled the Members to participate at the 79th AGM through the video conferencing facility. The proceedings of the AGM were web-casted live for all the Members. It was further informed that the Members have been provided with the facility to exercise their right to vote by electronic means, both through remote e-voting and e-voting at the AGM in accordance with the provisions of the Companies Act, 2013 and SEBI Listing Regulations. The Members who joined the meeting through video conferencing, who had not already cast their vote by means of remote e-voting, were provided with the facility to vote through insta-poll e-voting at the AGM. Mr. Pradeep B Kulkarni, Practicing Company Secretary and Partner of V. Sreedharan and Associates, Company Secretaries, was appointed as the Scrutinizer to report on the combined voting results of remote e-voting and the lnsta-Poll for each of the items as per the notice of the AGM.

The Chairman affirmed he is satisfied that all the efforts feasible under the circumstances have been made by the Company to enable Members to participate and vote on the items being considered at the meeting. Thereafter, he addressed the Members and spoke about the financial highlights of FY25, innovation strategy, acquisition, Artificial Intelligence and how it is creating new opportunities for growth, sustainability and social responsibility, among other things. (Detailed speech is enclosed herewith).

The Chairman then invited Mr. Srinivas Pallia, CEO and Managing Director for opening comments. Mr. Srinivas Pallia addressed the Members and spoke about Wipro’s financial performance during the fiscal year 2024-25, business strategy and Artificial Intelligence. (Detailed speech is enclosed herewith).

Thereafter, the Chairman declared that the notice of the 79th Annual General Meeting and the Annual Report, containing audited financial statements (including consolidated financial statements) for the year ended March 31, 2025 and Board’s and Auditors’ Reports, had been sent through electronic mode to those Members whose e-mail addresses had been registered with the Company or Depositories. Accordingly, the notice of the AGM and statutory auditor’s report were taken as read. It was also informed that the original documents including the register of Director’s shareholding, register of contracts, copies of audited financial statements, etc., were available for inspection.

The following items of business, as per the notice of the AGM, were transacted:

1.

To receive, consider and adopt the Audited Financial Statements of the Company (including consolidated financial statements) for the financial year ended March 31, 2025, together with the Reports of the Board of Directors and Auditors thereon.

2.	To confirm the interim dividend of ₹ 6 per equity share declared by the Board of Directors on January 17, 2025, as the final dividend for the financial year 2024-25.

3.	To consider appointment of a Director in place of Mr. Srinivas Pallia (DIN: 10574442) who retires by rotation and being eligible, offers himself for re-appointment.

4.	To appoint M/s. V. Sreedharan & Associates, Practicing Company Secretaries, as Secretarial Auditors of the Company.

Clarifications were provided to the queries raised by the Members.

The voting results on all the resolutions set out in the notice of AGM along with the scrutinizers’ report will be filed with the exchanges and will be made available on our website.

SPEECH BY RISHAD A. PREMJI, CHAIRMAN

Once again, thank you for joining us. It’s great to see you all online today.

FY25 was a year of significant change for Wipro and the world.

As Srini took over as our CEO and MD, we entered a fast-moving, unpredictable environment. The macro landscape kept shifting, and technologies like AI were scaling rapidly.

AI especially Generative and Agentic AI is becoming a game-changer. It’s helping us rethink how we work, uncover new growth opportunities, and deliver greater value to our clients.

Through all of this, we’ve stayed focused on our clients. We’ve executed with discipline and made bold investments to prepare for what’s next. These choices are shaping Wipro’s next chapter.

In FY25, we reported 10.5 billion dollars in revenue, which was a 2.3% decrease year-on-year in constant currency. Net income stood at 131.4 billion rupees, showing strong growth of 18.9% year-on-year. Our IT services operating margin was 17.1%, an improvement of 0.9% over FY24. Earnings per share came in at 12.6 rupees, up 20.3% from last year. Our operating cash flow was close to 2 billion dollars, at 128% of net income.

Starting from FY26, we expect to return to shareholders at least 70 percent of the net income cumulatively over a three-year period. A one-to-one bonus issue in Q2 and an interim dividend of 6 rupees per share in Q3 highlight our strong commitment to returning value to our shareholders.

This December, Wipro turns 80 - a milestone that’s rare in any industry. For nearly 50 years, we’ve been in the technology business, navigating disruption through continuous innovation, strong client trust, and a long-term mindset.

Our innovation strategy today is driven by what we call the Wipro Innovation Network. This global ecosystem brings together our innovation labs, Wipro Ventures, partner labs, cloud studios, and the Topcoder community all working as one. It allows us to co-create faster and deliver next-generation solutions at scale.

Wipro Ventures, which celebrated its ten-year anniversary this February, has played a big role in this journey. Launched in 2015, it was designed to connect our enterprise clients with the global startup ecosystem. Today, with a 500 million dollar commitment, it supports early to mid-stage companies that are building cutting-edge enterprise software, many focused on AI and automation. We help these startups scale, bring their ideas to market, and deliver real strategic value for our clients.

Inclusion is core to how we hire and grow. Today, 37% of our workforce is women, and 37% are GenZ. We continue to build a diverse, multigenerational workplace that values gender, ethnicity, orientation, ability, and more. We were honored to be recognized as a DEI Lighthouse by the World Economic Forum in 2025.

We’re sharpening our focus on becoming a consulting-led, AI-powered organization. Our acquisition of Capco acquisition a few years ago gave us a strong start in financial services consulting. Since then, we’ve expanded that strength across other industries.

AI is now at the heart of how we work. It helps us move faster, improve quality, boost productivity, and deliver better experiences all at scale.

As we move from AI-augmented operations to truly autonomous systems, agentic AI is opening up the next frontier. Intelligent agents are beginning to act independently, driving outcomes at scale.

We’ve already built over 200 agents in partnership with our hyperscalers. Together, we’re helping our clients reimagine business models unlocking greater efficiency and new growth.

Agentic AI is also making a tangible impact across Wipro’s internal operations from HR and finance to legal and beyond.

As an example, our medical claims solution now processes over 10,000 employee claims every month entirely touchless. This automation boosts both speed and service quality, setting a new benchmark for internal efficiency.

Supporting all of this, we’re building an AI-first workforce. Almost all our employees, including me, have completed foundational GenAI training. Over 87,000 have gone through advanced, role- specific upskilling. This includes teams in HR, sales, finance and delivery functions.

Through our Talent@Scale program, we’ve partnered with leading academic institutions to set up 63 Centres of Excellence, providing training in high-demand skills. All these efforts show our commitment to long-term value creation and building stronger client relationships.

We’re also deeply committed to creating an inclusive, supportive workplace where everyone feels they belong. This year, we put even more focus on employee well-being and self-care, helping people thrive both personally and professionally. Our approach is flexible and thoughtful, meeting people where they are in their journey. We know well-being isn’t one-size-fits-all, so we’ve built a framework that offers tailored support covering physical health, mental well-being, and work-life balance. Our goal is to make sure every associate feels empowered, supported, valued, and equipped to do their best work.

Our commitment to sustainability and social responsibility stayed strong in FY25. We’re ahead of schedule on our climate change program. Today, 84% of the electricity used in our facilities comes from renewable sources, and we’re on track to close the remaining gap by FY27. We maintained 31% water reuse, in line with our targets. We also advanced our work in education and healthcare improving access and quality of education for 2.7 million children, and enhancing primary healthcare for 700,000 women and 1.3 million children. Over 15,000 employees gave more than 30,000 hours to community initiatives.

Looking ahead, we know the external environment may stay uncertain. But resilient businesses are built during times like these. We’ve used this time to invest in our people, deepen our client relationships, and stay grounded in our purpose. Wipro’s 80-year journey has never been about short-term wins. It’s been about long-term stewardship, constant reinvention, and doing business the right way. We carry that same spirit forward with clarity, humility, and determination.

To our clients, our employees, and to you our shareholders thank you.

SPEECH BY SRINIVAS PALLIA, CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR

Thanks, Rishad.

Good morning, everyone. I’m happy to be here with you today.

As many of you know, I completed my first year as CEO this April. Having been part of Wipro for over three decades, I have always had a deep connection with the company. Yet, this past year has given me a renewed appreciation for Wipro and the incredible contributions of our passionate employees.

Upon reflection, I am proud of the progress we have made in many important areas. There were certainly challenges and areas where we could have done better.

In 2024–25, the global business environment stayed uncertain all year. In the fourth quarter, uncertainty deepened with new headwinds regarding the direction and quantum of tariffs. Business sentiment took a significant hit, especially in the consumer and manufacturing sectors. Some clients preferred to recalibrate their transformation programs in the wake of this uncertainty.

Yet, the demand for technology-led reinvention remained strong. Clients wanted AI-powered solutions that delivered velocity, experience, and sustained business value. Wipro enabled this shift for our clients and continued to serve as a trusted transformation partner.

For FY25, our IT Services revenue was $10.5 billion. This reflects a 2.3% decline in constant currency.

Even in this challenging environment, we delivered growth in key areas.

The Americas, our largest region, grew 1.2% YoY.

Capco posted a 6.6% increase YoY.

We expanded our operating margin to 17.1%, driven by operational discipline and excellence. And we continued to invest in our future.

We strengthened the Wipro Innovation Network, and advanced our AI and consulting capabilities. We continue to build differentiated talent at scale. We aligned our Global Business Lines to reflect client buying patterns.

Our focus remained clear: to execute against five strategic priorities.

As part of that, we deepened relationships in our core markets and priority sectors. The large account strategy gained momentum, with steady growth in our top five and top ten accounts.

We drove impact through consulting-led, AI-powered solutions. Our teams now engage early in our clients’ transformation journeys helping define roadmaps, identify AI opportunities, and align with business goals from the start. This shift allows us to lead with insight, and not just execution alone.

We closed 63 large deals worth $5.4 billion a 17.5% increase year-on-year. We also won two mega deals. These wins reinforced our ability to deliver at scale and lead complex transformations. AI is now at the centre of every one of these engagements. It enables greater productivity, efficiency, and smarter experiences.

Our renewed focus on client centricity contributed to improved customer satisfaction and better Net Promoter Scores.

We invested heavily in talent and leadership development. Through the Wipro Leadership Institute, we are developing high-potential talent, moving top performers into critical roles, and launched a sponsorship program to help in their growth journey.

With ‘AI-first’ and ‘AI in everything’ as our guiding approach, we are driving transformation across few dimensions.

First, we are changing the game for our clients with AI. We are building innovative, AI-based industry and cross-industry solutions tailored to address specific business challenges.

Second, we are infusing AI & delivering better for clients. By integrating AI across the Software Development Lifecycle, we are accelerating development, improving code quality, and reducing defects.

Third, we are operating better as a company with AI. With Wipro as client zero, we are building and testing AI solutions internally to drive efficiency and experience.

We continue to invest in building AI talent and platforms.

Wipro AI platform and WeGA studio help us to curate data, build and train models within our responsible AI guardrails.

Through AI Academies, and personalized learning pathways, we are building future-ready AI capabilities and skills.

We also sharpened our strategic focus through targeted M&A. During the year, we acquired US based Applied Value Technologies to enhance our application services and unlock new growth opportunities.

As we continue to transform, the Spirit of Wipro remains our anchor. It reflects our identity built on integrity, inclusivity, and a commitment to doing what’s right. We deepened our focus on inclusion and belonging. We are building a workplace where everyone can grow and lead. These efforts are central to who we are and how we create long-term value.

Finally, As we enter FY26, our focus is clear. We aim to drive consistent, profitable growth. We will scale our consulting-led, AI-powered transformation engine. And we will keep investing in our people, leadership, and culture.

This is the Wipro we are building more agile, more relevant, and more focused on outcomes that matter.

Thank you to our shareholders, our clients, and Wiproites for your trust and belief. As we near our 80th year, we move forward with clarity, confidence, and purpose.

Thank you.